Sit Investment Associates, Inc.

Sit Minnesota Tax-Free Income Fund
December 31, 2014

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
Web Site: www.sitfunds.com

Outline of Presentation

I. Organizational Overview

Overview of Sit Investment Associates, Inc.

Independent and Employee-owned Firm

- Founded by Eugene C. Sit in 1981
- 96% Sit family/employee/directors ownership
- Stable, well-capitalized organization
- No ownership changes - past or future
- Never involved in litigation

Experienced and Motivated Team

- 74 total employees
- 33 investment professionals
- Culture is driven by investment results; growth in assets under management is secondary

Very Competitive Investment Performance Record

- Disciplined investment process that adds value
- Commitment to building a superior record through ongoing enhancements to our investment processes and resources

Total Gross Assets Under Management: $14.3 Billion

December 31, 2014


Equity
$5.3 Billion
Fixed
Income
$9.0 Billion

Key Personnel – Fixed Income Management

	Years of Investment. Exp.	Years with SIA
Policy and Oversight - *Sit Investment*		
Roger J. Sit – Chairman, CEO, President and Global CIO	24	17
Policy, Oversight and Portfolio Management – *Sit Fixed Income*		
Michael C. Brilley – President, Senior Fixed Income Officer, Senior Portfolio Manager	47	30
Debra A. Sit, CFA – Senior Vice President, Senior Portfolio Manager	33	33
Bryce A. Doty, CFA – Senior Vice President, Senior Portfolio Manager	24	19
Paul J. Jungquist, CFA, CPA – Vice President, Senior Portfolio Manager	21	20
Mark H. Book, CFA, CMA – Vice President, Portfolio Manager	29	14
Christopher M. Rasmussen, CFA – Vice President, Portfolio Manager	14	15
Credit Analysis		
Todd S. Emerson, CFA – Vice President	20	8
Matthew T. Hilliard, CFA – Vice President	11	7
Jessica A. Ersfeld, CFA – Research Analyst	8	7
Michael J. Reich, CFA – Research Analyst	8	10
Michael C. Hubbard, CFA – Research Associate	9	3
Andrew J. Tich – Research Associate	7	8
Jason B. Miller, CFA - Research Associate	7	1
Peter A. Ellingboe - Research Associate	4	1
Charles D. Officer, III, CFA - Research Associate	5	0
Trading and Operations		
Kevin P. O'Brien, CFA– Tax-Exempt Bond Trader	12	13
Marci A. Lorge – Senior Client Administrator, Money Market Trader	31	26

Please see Disclosure Page regarding performance information as well as how to obtain a prospectus, which contains information on investment objectives, risks, management fees and expenses. Read the prospectus carefully before you invest.

II. Municipal Bond Investment Strategy/Risk Controls

Sit Tax-Exempt Bond Investment Strategy

Our investment objective is to grow assets by maximizing after-tax income and placing major emphasis on:

- The income component of total return
- Over-weighting select, high quality/higher yielding sectors of the tax-exempt market
- Minimization of capital gains; low turnover
- Maximizing usage of revenue bonds which carry solid credit ratings but higher yields due to the impact of sinking funds and call provisions
- Heavy use of secondary market for purchases; over 100 broker-dealers
- Callable bonds when expectations are that calls will not be made. These provide an increase in yield to the coupon rate after the call

Sit Tax-Exempt Bond Risk Control

Controlling risk is very important to our fixed income approach. To this end, we:

- Maintain portfolio durations within a specified range of their benchmark
- Minimize credit risk by mainly using investment grade securities. Non-rated tax-exempt bonds are utilized, but only after close internal scrutiny.
- Minimize liquidity risk by utilizing securities that have sound credit quality, generate significant cash flow, have stable prepayment characteristics, and have well-diversified ownership
- Maintain a broad issue and geographic diversification with our Tax-Exempt bond security selections with an average holding of less than one percent of the total portfolio
- Perform regular compliance reviews of the client's portfolio vs. the client's investment guidelines

III. Performance and Portfolio Characteristics

Sit MN Tax-Free Income Fund

12 Month Distribution Rate

12/31/94 - 12/31/14



6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
12 Month Distribution Rate
3.60
1.48
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Sit MN Tax Free Income Fund (12 Month Distribution Rate)
Barclays 5-Yr. Municipal Bond Index (Yield to Worst)

Sit MN Tax-Free Fund Duration vs. Barclays Municipal Durations

As of December 31, 2014



9.0
8.0
7.0
6.0
5.0
4.0
3.0
Duration (Yrs)
6.07
4.72
3.91
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
MN Tax-Free Income Fund Duration
Barclays Muni Index Mod Adj Dur
Barclays 5-Yr. Muni Index Mod Adj Dur

Please see Disclosure Page regarding performance information as well as how to obtain a prospectus, which contains information on investment objectives, risks, management fees and expenses. Read the prospectus carefully before you invest.

Sit MN Tax-Free Fund – Bond Price Comparison

As of December 31, 2014



120.0
115.0
110.0
105.0
100.0
95.0
90.0
85.0
80.0
Price ($)
113.31
105.28
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
MN Tax-Free Income Fund Avg Bond Price
Barclays 5-Yr. Muni Bond Index Price

Please see Disclosure Page regarding performance information as well as how to obtain a prospectus, which contains information on investment objectives, risks, management fees and expenses. Read the prospectus carefully before you invest.

Sit Minnesota Tax-Free Income Fund

As of December 31, 2014



Total Return (%)
19
14
9
4
-1
-6
-11
4.4
6.2
3.7
9.3
4.4
4.1
4.9
2.7
1.0
0.9
-10.7
3.3
22.0
5.2
3.2
5.8
10.6
7.4
7.2
3.4
-3.1
6.9
9.9
3.0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014



Annualized Total Return (%)
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
9.9
3.2
4.5
2.3
5.5
3.4
4.6
4.0
5.2
5.0
5.0
4.7
1 Year
3 Years
5 Years
10 Years
15 Years
Since Inception (12/1/93) Annualized
Sit MN Tax Free Income Fund
Barclays 5-Year Municipal Bond Index

SIT MINNESOTA TAX-FREE INCOME FUND

Portfolio Characteristics

QUALITY	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12	12/31/13	12/31/14
AAA	13.4%	17.1%	17.3%	19.6%	17.0%	9.8%	8.2%	6.8%	7.7%	7.1%	5.9%	4.6%
AA	13.3	6.2	12.7	10.7	8.1	16.8	18.7	19.1	22.6	19.7	22.4	22.2
A	17.9	16.7	13.2	10.9	13.5	15.8	16.9	18.8	17.3	16.3	20.8	20.7
BBB	13.4	14.2	15.4	13.4	17.4	15.5	15.8	15.6	15.8	12.0	13.0	10.2
<BBB	2.4	1.7	3.1	2.6	3.1	3.1	1.3	1.8	0.6	1.2	1.0	1.4
CASH EQUIVALENTS	1.5	7.7	6.5	5.2	3.3	1.2	5.0	3.1	3.5	10.2	2.2	9.1
PERCENT RATED	**61.9%**	**63.6%**	**68.2%**	**62.4%**	**62.4%**	**62.2%**	**65.9%**	**65.2%**	**67.5%**	**66.5%**	**65.3%**	**68.2%**
NON-RATED (SIT INTERNAL RATINGS)												
(AAA)	5.4	4.1	2.2	1.7	0.5	0.0	0.0	1.0	0.0	0.0	0.0	0.0
(AA)	3.2	1.0	1.0	1.0	1.0	1.0	0.4	2.7	3.0	1.8	2.6	2.0
(A)	5.1	6.2	5.4	9.3	7.6	7.5	7.7	3.7	3.0	1.2	0.9	0.8
(BBB)	15.1	18.0	17.0	17.8	19.1	18.2	15.8	14.4	13.9	11.7	10.0	7.8
(BB)	9.3	7.1	6.2	7.8	9.4	11.1	10.2	13.0	12.6	18.8	21.2	21.2
PERCENT NON-RATED	**38.1%**	**36.4%**	**31.8%**	**37.6%**	**37.6%**	**37.8%**	**34.1%**	**34.8%**	**32.5%**	**33.5%**	**34.7%**	**31.8%**
TOTAL PORTFOLIO	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
AVERAGE RATING	A2 / A	A3 / A-	A2 / A	A2 / A	A2 / A	A3/A-	A2 / A	A3 / A-	A2 / A	A2 / A	A3 / A-	A2 / A
PORTFOLIO COMPOSITION												
HOUSING	40.8%	36.0%	28.9%	27.2%	28.9%	32.1%	32.5%	34.1%	34.4%	31.0%	39.1%	36.4%
SINGLE FAMILY	*6.6*	*2.9*	*5.4*	*4.6*	*7.5*	*12.2*	*14.6*	*12.4*	*17.3*	*12.5*	*17.6*	*16.6*
MULTI FAMILY	*34.2*	*33.1*	*23.5*	*22.6*	*21.4*	*19.9*	*17.9*	*21.7*	*17.1*	*18.5*	*21.5*	*19.8*
HOSPITAL	18.2	18.9	22.3	21.5	25.1	25.5	22.1	20.1	19.1	17.2	16.4	16.2
OTHER REVENUE	7.6	8.6	7.9	8.7	9.7	9.9	11.4	13.4	13.1	12.7	13.3	10.9
EDUCATION	3.5	4.7	4.2	9.2	12.4	11.0	10.5	10.5	11.5	11.1	11.6	11.0
UTILITIES	0.4	0.4	1.9	0.8	3.8	6.4	5.3	7.2	5.6	5.0	4.8	5.2
INSURED	6.8	7.8	6.7	8.7	5.2	4.9	3.7	3.6	3.0	2.8	1.1	1.7
LEASES	2.2	2.3	3.7	3.3	2.5	2.4	2.2	2.5	2.9	4.2	4.3	4.5
IDR/PCR	9.2	6.8	7.5	5.7	2.7	3.5	2.7	2.6	2.1	1.3	1.2	0.3
ESC. TO MAT/PRE REF	1.6	4.1	4.9	6.6	4.3	0.3	2.1	0.0	0.0	0.3	1.4	0.9
MUTUAL FUNDS	0.0	0.0	0.0	0.0	1.0	0.8	0.9	0.8	0.8	1.0	1.7	1.4
GENERAL OBLIGATION	6.7	1.9	4.5	2.4	0.6	1.5	0.8	0.5	2.5	2.2	2.0	1.5
INSURED - G.O.	0.0	0.0	0.9	0.2	0.1	0.0	0.4	1.0	1.0	0.7	0.7	0.6
PUBLIC FACILITIES	1.5	0.8	0.1	0.5	0.4	0.5	0.4	0.6	0.5	0.3	0.3	0.3
CASH EQUIVALENTS	1.5	7.7	6.5	5.2	3.3	1.2	5.0	3.1	3.5	10.2	2.1	9.1
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
STATED MATURITY (Yrs)	13.8	13.1	12.8	14.0	15.5	14.6	14.7	15.4	16.1	14.5	16.6	15.3
WEIGHTED AVG CPN	5.8	5.5	5.4	5.4	5.3	5.3	5.1	5.4	5.2	4.6	5.0	4.5
WEIGHTED AVG PRICE	101.8	102.0	102.1	102.9	98.5	84.3	97.1	95.7	100.9	104.2	97.0	103.5
DURATION TO AVERAGE LIFE (Yrs)	4.7	4.2	3.8	4.2	4.9	5.1	4.9	5.5	5.4	4.2	5.4	4.7
SIT 30-DAY SEC YIELD (%)	4.7	4.5	4.4	4.4	4.6	6.2	4.6	4.7	4.3	3.5	4.3	2.7
BARCLAYS 5-YR YIELD TO WORST (%)	2.5	2.9	3.5	3.6	3.4	3.0	2.2	2.3	1.7	1.2	1.7	1.5

IV. Management Team Biographies



Roger J. Sit
CEO and Global Chief Investment Officer
24 years investment experience

1998 - Present	Sit Investment Associates, Inc.
1991 - 1998	Goldman Sachs & Co., Vice President
1984 - 1990	Captain, United States Air Force

Harvard Business School, MBA (1991)
University of Southern California, MS (1987)
United States Air Force Academy, BS (1984)

rjs@sitinvest.com



Michael C. Brilley
President, Sit Fixed Income, Senior Fixed Income Officer
47 years investment experience

1984 - Present	Sit Investment Associates, Inc.
1974 - 1984	First Bank, N.A., Vice President
1970 - 1974	Merchant National Bank of Indianapolis, Investment Officer
1968 - 1970	Continental Illinois National Bank of Chicago, Investment Advisor

Milliken University, BS (1967)

mcb@sitinvest.com



Paul J. Jungquist, CFA, CPA
Vice President, Senior Portfolio Manager
21 years investment experience

1994 - Present	Sit Investment Associates, Inc.
1990 - 1994	Twin Cities Testing, Assistant Controller
1984 - 1990	Grant Thornton, Auditor

University of Minnesota, MBA (1993)
University of Notre Dame, BBA (1984)

pjj@sitinvest.com



Debra A. Sit, CFA
Senior Vice President, Senior Portfolio Manager
33 years investment experience

1987 - Present	Sit Investment Associates, Inc.
1981 - 1985	Sit Investment Associates, Inc., IT and Data Analyst

University of Chicago, MBA (1987)
University of Minnesota, BA (1982)

das@sitinvest.com

Disclosure Page

General Disclosure
Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. Read the prospectus carefully before investing. A prospectus may be obtained at www.sitfunds.com or 800-332-5580.

Performance Disclosure
Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclay's Capital 5-Year Municipal Bond Index is an unmanaged of long-term, fixed-rate, investment-grade tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Duration is a measure of estimated price sensitivity relative to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Distribution Rate is calculated by totaling the dividends paid per share by the Fund over a 12-month period (assumes reinvestment of dividends) and dividing by the average price of the Fund over the same time period.

Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes. Capital gains, if any, will be subject to tax.